Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of CEA Industries Inc. as of December 31, 2021 and the states or jurisdictions in which they are organized. Except as otherwise specified, in each case CEA Industries Inc. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Name	State or jurisdiction of Entity
Hydro Innovations, LLC	Colorado